December 22, 2009



Katherine Wray
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:      Alanco Technologies, Inc.
         Registration Statement on Form S-3
         Filed on November 23, 2009
         File No. 333-163288

         Form 8-K filed September 23, 2009, as amended December 7, 2009 File No. 000-09347

Dear Ms. Wray:

Alanco received your comment letter, dated December 22, 2009, pertaining to a review by the SEC of our Form S-3 filed on November 23, 2009. In addition to the Form S-3, the comments referenced our Form 8-K indicated above. We have filed a marked copy of our amended Form S-3.

Presented below are the SEC comments specified in the December 22, 2009 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Form S-3
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General
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1.       It is unclear from your  registration  statement  whether you are seeking to register the offering of preferred stock of the company. In this regard, we note, as examples only, the following inconsistencies in your filing:

         o The registration fee table in the forepart of your registration statement does not list any preferred stock among the classes of securities to be registered, but footnotes (1) and (3) to the fee table indicate that you are seeking to register shares of your preferred stock.

         o Disclosure elsewhere in your filing, for example on your prospectus cover page, indicates that the registration statement relates only to the offering from time to time of shares of your Class A common stock, warrants to purchase Class A common stock, and units comprising the foregoing securities. However, disclosure elsewhere, for example on page 5 under the heading "The Securities We May Offer" and in your description of warrants on page 7 suggests that you are seeking to register the offering of (among other securities) warrants to purchase preferred stock and units that include preferred stock.

         Please revise your fee table and disclosure throughout the registration statement as appropriate to clarify the nature of the securities you are seeking to register for the shelf. If you intend to register the offering of warrants that are exercisable for preferred stock within one year, please be advised that you must register the underlying preferred stock at the same time as the warrants.

         Per your comments, we have revised footnotes (1) and (3) to our fee table as requested.

         Per your comments, we have revised section "The Securities We May Offer" on page 5 as requested.

         Per your comments, we have revised section "Description of Capital Stock" on page 7 as requested.

Exhibits
--------

General
-------

2. The legal opinion and auditor's consent have been filed on Edgar as part of the body of the registration statement, instead of as separate exhibits to the filing. Please file these and any other required exhibits as separate exhibits on EDGAR using appropriate header tags. For assistance, you may contact the EDGAR Filer Support and Filer Technical Support branches at (202)551-8900.

         Per your comments, the legal opinion and auditor's consent have been removed from the S3 and filed as separate exhibits.

Exhibit 5.1, Opinion of Law Office of Steven P. Oman, P.C.
----------------------------------------------------------

3. As it appears that you are registering rights attached to shares of your Class A common stock, please have counsel file a revised legal opinion that addresses whether the rights will be legal binding obligations of the registrant under the state law contract governing the rights agreement. In addition, further to comment 1 above, if shares of preferred stock are being registered as well, the opinion should be expanded to address whether such shares will be legally issued, fully paid and non-assessable.

         Per your comments, counsel has filed a revised legal opinion as requested.

Incorporation by Reference
--------------------------

4. Please revise to specifically incorporate by reference all filings required by Item 12 of Form S-3. In this regard, we note that it appears that you should incorporate by reference the current reports on Form 8-K filed by the company on September 11, 2009, September 18, 2009 (two reports), September 23, 2009 (as amended on December 7, 2009), October 29, 2009, and November 24, 2009.

         Per your comments, we have added additional 8-K's to section "Information Incorporated by Reference" as requested.

Form 8-K, as amended
--------------------

5. The cover page of the amended filing lists the "Date of Report" as December 7, 2009. Please note that the date of report should represent the date of the earliest event reported in your Form 8-K. Confirm your understanding in this regard in your response letter, and prepare future current reports accordingly.

         We confirm our understanding that the date of report should represent the date of the earliest event reported in our Form 8-K and will prepare future current reports accordingly.


If you have any questions, please contact John Carlson directly at
(480) 505-4869.

Sincerely,



Robert R. Kauffman
Chief Executive Officer